Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

24th October 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

dw 10/30

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Termination of offer period
Released	16:06 23-Oct-06
Number	9004K

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

IMMEDIATE RELEASE, 23 OCTOBER 2006

THE MORGAN CRUCIBLE COMPANY PLC

TERMINATION OF OFFER PROCESS AND TRADING UPDATE

On 7 August, The Morgan Crucible Company plc ("Morgan Crucible" or the "Company") announced that it had "received a preliminary approach that may or may not lead to a cash offer being made for the Company". Discussions in relation to this approach have now terminated.

The outlook for the Company remains unchanged since the interim results announcement on 3 August 2006. The Board remains confident of the prospects of the Group and a trading update will be issued, as usual, in December.

END

JPMorgan Cazenove Limited ("JPMorgan Cazenove") which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Morgan Crucible and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than Morgan Crucible for providing the protections afforded to clients of JPMorgan Cazenove of for giving advice in relation to such matters.

END

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